Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015	January 31, 2015
Interest, Dividend and Fee Income
Loans	$3,066	$2,866	$2,842	$2,717	$2,838
Securities	423	417	417	409	462
Deposits with banks	61	51	47	45	47
	3,550	3,334	3,306	3,171	3,347
Interest Expense
Deposits	689	641	664	664	712
Subordinated debt	46	41	42	44	44
Other liabilities	335	341	373	403	426
	1,070	1,023	1,079	1,111	1,182
Net Interest Income	2,480	2,311	2,227	2,060	2,165
Non-Interest Revenue
Securities commissions and fees	227	227	224	225	225
Deposit and payment service charges	280	280	276	262	259
Trading revenues	227	206	269	319	193
Lending fees	211	191	195	181	170
Card fees	108	126	114	114	106
Investment management and custodial fees	391	384	398	391	379
Mutual fund revenues	346	349	355	353	320
Underwriting and advisory fees	166	146	207	182	171
Securities gains, other than trading	36	12	50	70	39
Foreign exchange, other than trading	60	31	46	33	62
Insurance revenue	443	388	342	210	822
Investments in associates and joint ventures	59	56	45	52	54
Other	41	275	78	74	90
	2,595	2,671	2,599	2,466	2,890
Total Revenue	5,075	4,982	4,826	4,526	5,055
Provision for Credit Losses	183	128	160	161	163
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	366	265	218	24	747
Non-Interest Expense
Employee compensation	1,904	1,721	1,726	1,843	1,791
Premises and equipment	556	585	519	533	500
Amortization of intangible assets	111	110	105	100	96
Travel and business development	150	177	148	138	142
Communications	74	80	76	83	75
Business and capital taxes	14	13	10	10	12
Professional fees	138	153	141	149	152
Other	323	254	246	256	238
	3,270	3,093	2,971	3,112	3,006
Income Before Provision for Income Taxes	1,256	1,496	1,477	1,229	1,139
Provision for income taxes	188	282	285	230	139
Net Income	$1,068	$1,214	$1,192	$999	$1,000
Attributable to:
Bank shareholders	1,060	1,206	1,185	993	986
Non-controlling interest in subsidiaries	8	8	7	6	14
Net Income	$1,068	$1,214	$1,192	$999	$1,000
Earnings Per Share (Canadian $)
Basic	$1.59	$1.83	$1.81	$1.49	$1.47
Diluted	1.58	1.83	1.80	1.49	1.46
Dividends per common share	0.84	0.82	0.82	0.80	0.80

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2016 35

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015	January 31, 2015
Net income	$1,068	$1,214	$1,192	$999	$1,000
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	10	(164)	6	(6)	(2)
Reclassification to earnings of (gains) in the period (2)	(33)	(2)	(27)	(22)	(14)
	(23)	(166)	(21)	(28)	(16)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	269	47	168	(282)	595
Reclassification to earnings of (gains) on cash flow hedges (4)	(14)	(10)	(13)	(9)	(25)
	255	37	155	(291)	570
Net gain (loss) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	1,623	(35)	1,866	(1,128)	2,484
Unrealized gains (losses) on hedges of net foreign operations (5)	(124)	(58)	(349)	103	(178)
	1,499	(93)	1,517	(1,025)	2,306
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(169)	108	106	212	(226)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	84	73	46	(17)	18
	(85)	181	152	195	(208)
Other Comprehensive Income (Loss), net of taxes	1,646	(41)	1,803	(1,149)	2,652
Total Comprehensive Income (Loss)	$2,714	$1,173	$2,995	$(150)	$3,652
Attributable to:
Bank shareholders	2,706	1,165	2,988	(156)	3,638
Non-controlling interest in subsidiaries	8	8	7	6	14
Total Comprehensive Income (Loss)	$2,714	$1,173	$2,995	$(150)	$3,652

(1)	Net of income tax (provision) recovery of $(8), $62, $1, $13, $(13).
(2)	Net of income tax provision of $15, $1, $9, $3, $11.
(3)	Net of income tax (provision) recovery of $(106), $(26), $(60), $105, $(207).
(4)	Net of income tax provision of $4, $3, $5, $0, $6.
(5)	Net of income tax (provision) recovery of $43, $19, $124, $(40), $64.
(6)	Net of income tax (provision) recovery of $62, $(25), $(34), $(84), $92.
(7)	Net of income tax (provision) recovery of $(30), $(26), $(17), $6, $(6).

  The accompanying notes are an integral part of these interim consolidated financial statements.

36 BMO Financial Group First Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2016	October 31, 2015	July 31, 2015	April 30, 2015	January 31, 2015
Assets
Cash and Cash Equivalents	$38,961	$40,295	$48,722	$40,403	$44,360
Interest Bearing Deposits with Banks	7,433	7,382	8,022	7,256	6,399
Securities
Trading	75,488	72,460	81,286	82,031	88,991
Available-for-sale	52,321	48,006	47,981	49,340	50,711
Held-to-maturity	9,325	9,432	9,830	10,015	10,586
Other	1,367	1,020	1,012	1,060	1,084
	138,501	130,918	140,109	142,446	151,372
Securities Borrowed or Purchased Under Resale Agreements	83,603	68,066	74,684	64,576	66,086
Loans
Residential mortgages	107,026	105,918	104,547	101,839	102,073
Consumer instalment and other personal	65,886	65,598	65,702	64,273	65,301
Credit cards	7,896	7,980	8,004	7,896	7,924
Businesses and governments	166,141	145,076	141,941	132,153	133,193
	346,949	324,572	320,194	306,161	308,491
Allowance for credit losses	(1,951)	(1,855)	(1,811)	(1,758)	(1,847)
	344,998	322,717	318,383	304,403	306,644
Other Assets
Derivative instruments	49,233	38,238	48,068	39,831	62,989
Customers’ liability under acceptances	11,345	11,307	10,796	11,453	10,986
Premises and equipment	2,339	2,285	2,279	2,274	2,334
Goodwill	6,787	6,069	6,111	5,646	5,900
Intangible assets	2,306	2,208	2,227	2,136	2,214
Current tax assets	735	561	600	596	579
Deferred tax assets	3,360	3,162	3,248	3,174	3,437
Other	9,692	8,673	9,193	9,081	9,110
	85,797	72,503	82,522	74,191	97,549
Total Assets	$699,293	$641,881	$672,442	$633,275	$672,410
Liabilities and Equity
Deposits
Banks	$32,369	$27,135	$30,216	$28,864	$24,310
Businesses and governments	282,353	263,618	272,549	254,738	262,272
Individuals	156,114	147,416	144,852	140,629	143,196
	470,836	438,169	447,617	424,231	429,778
Other Liabilities
Derivative instruments	52,619	42,639	50,011	44,237	63,701
Acceptances	11,345	11,307	10,796	11,453	10,986
Securities sold but not yet purchased	24,208	21,226	27,813	25,908	30,013
Securities lent or sold under repurchase agreements	49,670	39,891	47,644	42,039	49,551
Current tax liabilities	128	102	195	211	262
Deferred tax liabilities	248	265	177	188	161
Other	43,365	43,953	45,072	44,170	45,279
	181,583	159,383	181,708	168,206	199,953
Subordinated Debt	5,250	4,416	4,433	4,435	4,964
Equity
Preferred shares	3,240	3,240	2,640	2,640	3,040
Common shares	12,352	12,313	12,296	12,330	12,373
Contributed surplus	298	299	302	303	303
Retained earnings	19,409	18,930	18,281	17,765	17,489
Accumulated other comprehensive income	6,286	4,640	4,681	2,878	4,027
Total shareholders’ equity	41,585	39,422	38,200	35,916	37,232
Non-controlling interest in subsidiaries	39	491	484	487	483
Total Equity	41,624	39,913	38,684	36,403	37,715
Total Liabilities and Equity	$699,293	$641,881	$672,442	$633,275	$672,410

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2016 37

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2016	January 31, 2015
Preferred Shares
Balance at beginning of period	$3,240	$3,040
Balance at End of Period	3,240	3,040
Common Shares
Balance at beginning of period	12,313	12,357
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	57
Issued under the Stock Option Plan	39	16
Repurchased for cancellation	-	(57)
Balance at End of Period	12,352	12,373
Contributed Surplus
Balance at beginning of period	299	304
Stock option expense/exercised	(2)	2
Other	1	(3)
Balance at End of Period	298	303
Retained Earnings
Balance at beginning of period	18,930	17,237
Net income attributable to bank shareholders	1,060	986
Dividends – Preferred shares	(41)	(33)
– Common shares	(540)	(518)
Common shares repurchased for cancellation	-	(183)
Balance at End of Period	19,409	17,489
Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	(75)	156
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	10	(2)
Reclassification to earnings of (gains) in the period (2)	(33)	(14)
Balance at End of Period	(98)	140
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	612	141
Gains on cash flow hedges arising during the period (3)	269	595
Reclassification to earnings of (gains) in the period (4)	(14)	(25)
Balance at End of Period	867	711
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	4,073	1,368
Unrealized gains on translation of net foreign operations	1,623	2,484
Unrealized (losses) on hedges of net foreign operations (5)	(124)	(178)
Balance at End of Period	5,572	3,674
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(90)	(290)
(Losses) on remeasurement of pension and other employee future benefit plans (6)	(169)	(226)
Balance at End of Period	(259)	(516)
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	120	-
Gains on remeasurement of own credit risk on financial liabilities designated at fair value (7)	84	18
Balance at End of Period	204	18
Total Accumulated Other Comprehensive Income	6,286	4,027
Total Shareholders’ Equity	$41,585	$37,232
Non-controlling Interest in Subsidiaries
Balance at beginning of period	491	1,091
Net income attributable to non-controlling interest	8	14
Dividends to non-controlling interest	(10)	(27)
Redemption of capital trust securities	(450)	(600)
Other	-	5
Balance at End of Period	39	483
Total Equity	$41,624	$37,715

(1)	Net of income tax (provision) of $(8), $(13).
(2)	Net of income tax provision of $15, $11.
(3)	Net of income tax (provision) of $(106), $(207).
(4)	Net of income tax provision of $4, $6.
(5)	Net of income tax recovery of $43, $64.
(6)	Net of income tax recovery of $62, $92.
(7)	Net of income tax (provision) of $(30), $(6).

  The accompanying notes are an integral part of these interim consolidated financial statements.

38 BMO Financial Group First Quarter Report 2016

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2016	January 31, 2015
Cash Flows from Operating Activities
Net Income	$1,068	$1,000
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	4	1
Net (gain) on securities, other than trading	(40)	(40)
Net (increase) in trading securities	(1,921)	(1,540)
Provision for credit losses	183	163
Change in derivative instruments – (increase) in derivative asset	(14,604)	(34,125)
– increase in derivative liability	14,013	33,442
Amortization of premises and equipment	95	92
Amortization of other assets	41	-
Amortization of intangible assets	111	96
Net (increase) in deferred income tax asset	(25)	(125)
Net (decrease) in deferred income tax liability	(16)	(23)
Net (increase) decrease in current income tax asset	(116)	172
Net increase in current income tax liability	27	22
Change in accrued interest – decrease in interest receivable	14	46
– (decrease) in interest payable	(68)	(95)
Changes in other items and accruals, net	776	4,944
Net increase in deposits	15,213	7,462
Net (increase) in loans	(3,181)	(2,286)
Net increase in securities sold but not yet purchased	2,495	1,872
Net increase in securities lent or sold under repurchase agreements	7,088	5,959
Net (increase) in securities borrowed or purchased under resale agreements	(11,738)	(7,233)
Net Cash Provided by Operating Activities	9,419	9,804
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(9)	(9)
Proceeds from issuance of Covered Bonds	186	2,748
Proceeds from issuance of subordinated debt	1,000	-
Redemption of capital trust securities	(450)	(600)
Proceeds from issuance of common shares	39	18
Common shares repurchased for cancellation	-	(240)
Cash dividends paid	(557)	(489)
Cash dividends paid to non-controlling interest	(10)	(27)
Net Cash Provided by Financing Activities	199	1,401
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	300	403
Purchases of securities, other than trading	(7,646)	(4,279)
Maturities of securities, other than trading	1,858	1,119
Proceeds from sales of securities, other than trading	4,035	3,336
Premises and equipment – net (purchases)	(73)	(10)
Purchased and developed software – net (purchases)	(95)	(79)
Acquisitions	(12,078)	-
Net Cash Provided by (Used in) Investing Activities	(13,699)	490
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,747	4,279
Net increase (decrease) in Cash and Cash Equivalents	(1,334)	15,974
Cash and Cash Equivalents at Beginning of Period	40,295	28,386
Cash and Cash Equivalents at End of Period	$38,961	$44,360
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,123	$1,253
Amount of income taxes paid in the period	$384	$206
Amount of interest and dividend income received in the period	$3,531	$3,317

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2016 39

Notes to Consolidated Financial Statements

January 31, 2016 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2015 as set out on pages 140 to 201 of our 2015 Annual Report.

These interim consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2016.

Accounting Policies

Leases

We have both financing leases and operating leases. Leases are classified as financing leases if they substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases as we retain substantially all the risks and rewards of asset ownership.

As lessor, a loan is recognized equal to the investment in the lease, which is calculated as the present value of the minimum payments to be received from the lessee, discounted at the interest rate implicit in the lease, plus any unguaranteed residual value we expect to recover at the end of the lease. Finance lease income is recognized in interest, dividend and fee income, loans, on our Consolidated Statement of Income.

Assets under operating leases are recorded in other assets in our Consolidated Balance Sheet. Rental income is recognized on a straight line basis over the term of the lease in non-interest revenue, other, in our Consolidated Statement of Income. Depreciation on these assets is recognized on a straight line basis over the life of the lease in non-interest expense, other, on our Consolidated Statement of Income.

Future changes in IFRS

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which provides guidance for leases whereby lessees will recognize a liability for the present value of future lease liabilities and record a corresponding right of use asset on the balance sheet. There are minimal changes to lessor accounting. IFRS 16 is effective for our fiscal year beginning November 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers has been adopted. We are currently assessing the impact of the standard on our future financial results.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				January 31, 2016				October 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	8,423	108	9	8,522	7,906	78	14	7,970
Canadian provincial and municipal governments	5,136	84	20	5,200	4,890	68	33	4,925
U.S. federal government	4,023	47	1	4,069	1,750	9	5	1,754
U.S. states, municipalities and agencies	5,900	85	7	5,978	6,026	65	6	6,085
Other governments	5,997	20	5	6,012	5,404	11	3	5,412
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	3,040	31	5	3,066	2,994	22	12	3,004
Mortgage-backed securities and collateralized mortgage obligations – U.S.	9,518	52	8	9,562	9,165	35	12	9,188
Corporate debt	8,363	80	13	8,430	7,909	61	15	7,955
Corporate equity	1,398	119	35	1,482	1,648	117	52	1,713
Total	51,798	626	103	52,321	47,692	466	152	48,006

(1)	These amounts are supported by insured mortgages.

40 BMO Financial Group First Quarter Report 2016

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015
Impairment Allowances (Specific ACL), beginning of period	69	88	113	99	210	237	392	424
Amounts written off	(15)	(17)	(167)	(170)	(49)	(74)	(231)	(261)
Recoveries of amounts written off in previous periods	7	3	36	39	44	60	87	102
Charge to income statement (Specific PCL)	10	11	149	135	24	17	183	163
Foreign exchange and other movements	-	(2)	1	1	(3)	28	(2)	27
Specific ACL, end of period	71	83	132	104	226	268	429	455
Collective ACL, beginning of period	111	83	714	678	835	781	1,660	1,542
Charge (recovery) to income statement (Collective PCL)	(18)	(5)	17	(4)	1	9	-	-
Foreign exchange and other movements	5	8	15	23	37	65	57	96
Collective ACL, end of period	98	86	746	697	873	855	1,717	1,638
Total ACL	169	169	878	801	1,099	1,123	2,146	2,093
Comprised of: Loans	136	145	878	801	937	901	1,951	1,847
Other credit instruments	33	24	-	-	162	222	195	246

  Interest income on impaired loans of $15 million was recognized for the three months ended January 31, 2016 ($25 million for the three months ended January 31, 2015).

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Renegotiated Loans

The carrying value of our renegotiated loans was $819 million as at January 31, 2016 ($730 million as at October 31, 2015). Renegotiated loans of $412 million were classified as performing during the three months ended January 31, 2016 ($361 million in the year ended October 31, 2015). Renegotiated loans of $36 million were written off in the three months ended January 31, 2016 ($42 million in the year ended October 31, 2015).

Purchased Performing Loans

On December 1, 2015, we acquired GE Capital Transportation Finance (“BMO TF”) which added $10,688 million of performing loans net of an $81 million credit mark and a $41 million interest rate premium to our Consolidated Balance Sheet. The acquired loans are accounted for consistently with our existing purchased performing loans.

The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three months ended January 31, 2016 was $12 million ($8 million for the three months ended January 31, 2015). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three months ended

January 31, 2016 was a recovery of $5 million in the collective provision for credit losses and $nil in net interest income, respectively ($17 million in the collective provision for credit losses and $nil in net interest income, respectively, for the three months ended January 31, 2015).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three months ended January 31, 2016 was $1 million ($4 million for the three months ended January 31, 2015).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three months ended January 31, 2016 was $13 million ($23 million for the three months ended January 31, 2015).

For all performing loans, the interest rate premium is amortized to net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three months ended January 31, 2016 is an expense of $14 million ($10 million expense for the three months ended January 31, 2015).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total recovery of specific provision for credit losses for purchased performing loans for the three months ended January 31, 2016 was $nil ($nil recovery for the three months ended January 31, 2015).

As at January 31, 2016, the amount of purchased performing loans on the balance sheet was $14,115 million ($4,993 million as at October 31, 2015). As at January 31, 2016, the credit mark remaining on performing term loans, and revolving loans was $283 million and

BMO Financial Group First Quarter Report 2016 41

$68 million, respectively ($217 million and $69 million, respectively, as at October 31, 2015). Of the total credit mark for performing loans of $351 million, $176 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $175 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

On December 1, 2015, we recorded $105 million of purchased credit impaired loans net of a $19 million credit mark related to our acquisition of BMO TF. The acquired assets are accounted for consistently with our existing PCI loans. The amounts below reflect the acquired loan accounting impact on both the existing portfolio and BMO TF.

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three month period ended January 31, 2016 was a $29 million recovery in the specific provision for credit losses ($29 million of recovery for the three months ended January 31, 2015).

As at January 31, 2016, the amount of PCI loans remaining on the balance sheet was $402 million ($383 million as at October 31, 2015). As at January 31, 2016, the remaining credit mark related to PCI loans was $13 million ($nil at October 31, 2015).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three months ended January 31, 2016, we recorded net recoveries of $6 million (net provisions of $11 million for the three months ended January 31, 2015). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and stability in earnings. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Note 5: Transfer of Assets

We sell Canadian mortgage loans to third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		January 31, 2016 (1)		October 31, 2015
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	6,891		7,458
Other related assets (2)	10,289		10,181
Total	17,180	16,727	17,639	17,199

(1)	The fair value of the securitized assets is $17,296 million and the fair value of the associated liabilities is $17,304 million, for a net position of $(8) million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three months ended January 31, 2016, we sold $1,829 million of loans to third-party securitization programs ($1,446 million for the three months ended January 31, 2015).

42 BMO Financial Group First Quarter Report 2016

Note 6: Acquisitions

GE Capital Transportation Finance Business (“BMO TF”)

On December 1, 2015, we completed the acquisition of the net assets of GE Capital Transportation Finance business for cash consideration of US $9.0 billion (CAD $12.1 billion). The acquisition is consistent with our commercial banking activities in both Canada and the U.S. and will expand our commercial customer base. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our U.S. P&C and Canadian P&C reporting segments.

As part of this acquisition, we primarily acquired loans, assets subject to operating leases, intangible assets and goodwill. We recorded a credit mark of $100 million and an interest rate premium of $41 million on the acquired loan portfolio. Additionally we recorded a fair value adjustment of $70 million to reduce the value of the assets subject to operating leases. A dealer and customer relationship intangible is being amortized over a 15 year period on an accelerated basis, and a technology intangible asset is being amortized over five years on a straight line basis. Goodwill of $409 million related to this acquisition is deductible for tax purposes.

BMO TF contributed approximately 10% to revenue and expenses of U.S. P&C.

The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2016
Total
Loans	10,793
Goodwill	409
Intangible assets	58
Other assets	1,093
Total assets	12,353
Other liabilities	275
Purchase price	12,078
The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 7: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (3)		Total
	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Deposits by:
Banks	960	828	1,326	1,222	4,626	4,123	25,457	20,962	32,369	27,135
Businesses and governments	15,874	15,262	38,327	35,212	64,700	57,335	163,452	155,809	282,353	263,618
Individuals	3,775	3,095	15,723	15,095	87,391	83,081	49,225	46,145	156,114	147,416
Total (1) (2)	20,609	19,185	55,376	51,529	156,717	144,539	238,134	222,916	470,836	438,169
Booked in:
Canada	18,328	17,031	36,600	35,300	76,671	75,470	133,522	120,199	265,121	248,000
United States	1,589	1,517	18,662	16,091	79,180	68,396	74,685	76,980	174,116	162,984
Other countries	692	637	114	138	866	673	29,927	25,737	31,599	27,185
Total	20,609	19,185	55,376	51,529	156,717	144,539	238,134	222,916	470,836	438,169

(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at January 31, 2016 and October 31, 2015, total deposits payable on a fixed date included $33,022 million and $26,960 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2016 and October 31, 2015 are $242,491 million and $221,268 million, respectively, of deposits denominated in
U.S. dollars, and $24,343 million and $19,898 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $215,029 million of deposits, each greater than one hundred thousand dollars, of which $116,524 million were booked in Canada, $68,582 million were booked in the United States and
$29,923 million were booked in other countries ($200,907 million, $103,101 million, $72,073 million and $25,733 million, respectively, as at October 31, 2015). Of the $116,524 million of deposits booked in Canada, $40,871 million mature in less than three months, $8,977 million mature in three to six months, $15,477 million mature in six to twelve months and $51,199 million mature after twelve months ($103,101 million, $36,434 million, $4,956 million, $11,916 million and $49,795 million, respectively, as at October 31, 2015).

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of various investment instruments, such as term deposits and guaranteed investment certificates, federal funds, commercial paper and covered bonds.

Note 8: Subordinated Debt

On December 8, 2015, we issued $1.0 billion of 3.34% subordinated debt under our Canadian Medium-Term Note Program. The issue, Series H Medium-Term Notes Second Tranche, is due December 8, 2025. The notes reset to a floating rate on December 8, 2020. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital under Basel III. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

On April 22, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

BMO Financial Group First Quarter Report 2016 43

Note 9: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2016		October 31, 2015
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 14	10,000,000	250	10,000,000	250	not convertible
Class B – Series 15	10,000,000	250	10,000,000	250	not convertible
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - series 16	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	Class B - series 26	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - series 37	(2)(3)
		3,240		3,240
Common Shares (4)	643,261,662	12,352	642,583,341	12,313
Share Capital		15,592		15,553

(1)	For additional information refer to Notes 17 and 22 of our consolidated financial statements for the year ended October 31, 2015 on pages 170 to 184 of our 2015 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.
(4)	The stock options issued under the stock option plan are convertible into 11,764,928 common shares as at January 31, 2016 (12,111,153 common shares as at October 31, 2015).

Preferred Shares

On October 16, 2015, we issued 600,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36, at a price of $1,000 per share, for gross proceeds of $600 million.

On July 29, 2015, we issued 6 million Non-Cumulative Perpetual Class B Preferred Shares, Series 35, at a price of $25 per share, for gross proceeds of $150 million.

On June 5, 2015, we issued 8 million Non-Cumulative, 5-Year Rate Reset Class B Preferred Shares Series 33, at a price of $25 per share, for gross proceeds of $200 million.

The Class B Preferred Shares, Series 33, Series 35 and Series 36, include a non-viability contingent capital provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

On May 25, 2015 we redeemed all 14 million Non-Cumulative, Perpetual Class B Preferred Shares Series 13, at a redemption price of $25.25 per share, for gross redemption of $353 million.

On February 25, 2015 we redeemed all 16 million Non-Cumulative, 5-year Rate Reset Class B Preferred Shares Series 23 at a redemption price of $25.00 per share, for gross redemption of $400 million.

Common Shares

During the three months ended January 31, 2016, we did not repurchase any common shares. During the three months ended January 31, 2015, we repurchased 3 million common shares at an average cost of $80.02 per share, totalling $240 million, approximately 0.46% of our common shares then outstanding.

On February 1, 2016, we renewed our normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15 million of our common shares for cancellation. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will periodically consult with OSFI before making purchases under the bid.

Capital Trust Securities

On December 31, 2015, we redeemed all our BMO Capital Trust Securities – Series E (“BMO BOaTS – Series E”) at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus unpaid indicated distributions.

On December 31, 2014, we redeemed all our BMO Capital Trust Securities – Series D (“BMO BOaTS – Series D”) at a redemption amount equal to $1,000 for an aggregate redemption of $600 million, plus unpaid indicated distributions.

44 BMO Financial Group First Quarter Report 2016

Note 10: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2015 on pages 172 to 179 for further discussion on the determination of fair value.

		January 31, 2016		October 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	9,325	9,438	9,432	9,534
Other (1)	1,004	2,918	655	2,365
	10,329	12,356	10,087	11,899
Securities purchased under resale agreements (2)	70,692	70,959	55,626	54,979
Loans
Residential mortgages	107,026	107,196	105,918	106,322
Consumer instalment and other personal	65,886	64,892	65,598	64,668
Credit cards	7,896	7,633	7,980	7,728
Businesses and governments	166,141	164,341	145,076	143,387
	346,949	344,062	324,572	322,105

Deposits (3)	460,209	460,423	428,740	429,032
Securities sold under repurchase agreements (4)	44,212	44,605	33,576	33,704
Other liabilities (5)	22,100	22,752	22,497	23,025
Subordinated debt	5,250	5,351	4,416	4,590

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.
(1)	Excluded from other securities is $363 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($365 million as at October 31, 2015).
(2)	Excludes $12,911 million of securities borrowed for which carrying value approximates fair value ($12,440 million as at October 31, 2015).
(3)	Excludes $10,627 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($9,429 million as at October 31, 2015).
(4)	Excludes $5,458 million of securities lent for which carrying value approximates fair value ($6,315 million as at October 31, 2015).
(5)	Other liabilities include securitization and structured entity liabilities and certain other liabilities of subsidiaries, other than deposits.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as an increase of $394 million in non-interest revenue, trading revenue and an increase of $100 million recorded in other comprehensive income related to changes in our credit spread for the three months ended January 31, 2016 (a decrease of $103 million and an increase of $19 million, respectively, for the three months ended January 31, 2015). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to January 31, 2016 was an unrealized gain of approximately $168 million, of this an unrealized gain of $244 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision.

The fair value and notional amount due at contractual maturity of these structured notes as at January 31, 2016 were $10,627 million and $11,402 million, respectively ($9,429 million and $9,869 million, respectively, as at October 31, 2015). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at January 31, 2016 of $7,089 million ($6,961 million as at October 31, 2015) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $24 million in non-interest revenue, insurance revenue for the three months ended January 31, 2016 (an increase of $535 million for the three months ended January 31, 2015).

We designate the obligation related to certain investment contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at January 31, 2016 of $548 million ($525 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $22 million in insurance claims, commissions, and changes in policy benefit liabilities for the three months ended January 31, 2016 (an increase of $29 million for the three months ended January 31, 2015). For the three months ended January 31, 2016, an increase of $14 million was recorded in other comprehensive income related to

BMO Financial Group First Quarter Report 2016 45

changes in our own credit spread (a gain of $5 million for the three months ended January 31, 2015). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

Included in securitization and structured entities liabilities are amounts related to the notes issued by our credit protection vehicle which have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of the related investments and derivatives on a different basis. The fair value of these note liabilities as at January 31, 2016 of $140 million ($139 million as at October 31, 2015) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of less than $1 million in non-interest revenue, trading revenues for the three months ended January 31, 2016 (a decrease of less than $1 million for the three months ended January 31, 2015).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at January 31, 2016 of $363 million ($365 million as at October 31, 2015) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $17 million for the three months ended January 31, 2016 (a decrease of $16 million for the three months ended January 31, 2015).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry-standard models and observable market information.

46 BMO Financial Group First Quarter Report 2016

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)		January 31, 2016			October 31, 2015
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	13,829	1,682	-	12,342	1,512	-
Canadian provincial and municipal governments	3,312	3,873	-	3,183	3,568	-
U.S. federal government	4,324	17	-	2,937	314	-
U.S. states, municipalities and agencies	-	876	105	-	589	98
Other governments	345	72	-	396	15	-
Mortgage-backed securities and collateralized mortgage obligations	-	521	-	-	491	-
Corporate debt	672	10,005	209	328	8,717	243
Corporate equity	34,357	1,289	-	35,901	1,826	-
	56,839	18,335	314	55,087	17,032	341
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	5,641	2,881	-	4,988	2,982	-
Canadian provincial and municipal governments	3,139	2,061	-	2,658	2,267	-
U.S. federal government	4,069	-	-	1,754	-	-
U.S. states, municipalities and agencies	-	5,976	2	-	6,084	1
Other governments	2,920	3,092	-	2,328	3,084	-
Mortgage-backed securities and collateralized mortgage obligations	-	12,628	-	-	12,192	-
Corporate debt	5,528	2,897	5	5,977	1,972	6
Corporate equity	61	101	1,320	358	104	1,251
	21,358	29,636	1,327	18,063	28,685	1,258
Other Securities	-	-	363	-	-	365
Fair Value Liabilities
Securities sold but not yet purchased	22,758	1,450	-	19,499	1,727	-
Structured note liabilities and other note liabilities	-	10,776	-	-	9,577	-
Annuity liabilities	-	548	-	-	525	-
	22,758	12,774	-	19,499	11,829	-
Derivative Assets
Interest rate contracts	5	21,673	-	5	19,248	-
Foreign exchange contracts	34	24,433	-	18	16,281	-
Commodity contracts	710	1,114	-	605	1,062	-
Equity contracts	248	929	-	91	892	-
Credit default swaps	-	87	-	-	35	1
	997	48,236	-	719	37,518	1
Derivative Liabilities
Interest rate contracts	21	19,480	-	25	17,488	-
Foreign exchange contracts	24	27,851	-	15	20,091	-
Commodity contracts	441	2,568	-	380	2,391	-
Equity contracts	90	2,107	-	103	2,098	-
Credit default swaps	-	37	-	-	48	-
	576	52,043	-	523	42,116	-

BMO Financial Group First Quarter Report 2016 47

Quantitative Information about Level 3 Fair Value Measurements

The table below presents fair values of our significant Level 3 financial instruments, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations.

					Range of input values (1)
As at January 31, 2016 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Securities
Private equity (2)	Corporate equity	1,320	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	5.0x	10.1x
Collateralized loan obligations securities (3)	Corporate debt	214	Discounted Cash Flow Model	Yield/Discount Margin	1.60%	1.60%
Merchant banking securities	Other	363	Net Asset Value	Net Asset Value	na	na
			EV/EBITDA	Multiple	4.7x	8.8x

(1)	The low and high input values represent the actual highest and lowest level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.
(2)	Included in private equity is $672 million of Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we hold to meet regulatory requirements. These shares are carried at cost, which is deemed to approximate fair value as a result of these shares not being traded in the market.
(3)	Includes both trading and available-for-sale instruments.

  na – not applicable

Significant Unobservable Inputs in Level 3 Instrument Valuations

Net Asset Value

Net asset value represents the estimated value of a security based on valuations received from the investment or fund manager. The valuation of certain private equity securities is based on the economic benefit derived from our investment.

EV/EBITDA Multiple

The fair value of private equity and merchant banking investments is derived by calculating an enterprise value (“EV”) using the EV/EBITDA multiple and then proceeding through a waterfall of the company’s capital structure to determine the value of the assets or securities we hold. The EV/EBITDA multiple is determined using judgment in considering factors such as multiples for comparable listed companies, recent transactions and company-specific factors, as well as liquidity discounts that account for the lack of active trading in these assets and securities.

Yield/Discount Margin

A financial instrument’s yield is the interest rate used to discount future cash flows in a valuation model. An increase in the yield, in isolation, would result in a decrease in the related fair value measurement. The discount margin is the difference between a debt instrument’s yield and a benchmark instrument’s yield. Benchmark instruments have high credit quality ratings and similar maturities and are often government bonds. The discount margin for an instrument forms part of the yield used in a discounted cash flow calculation. Generally, an increase in the discount margin will result in a decrease in fair value.

Sensitivity Analysis of Level 3 Instruments

Sensitivity analysis at January 31, 2016 for securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities is corporate debt of $205 million related to securities which are hedged with credit default swaps that are also considered to be Level 3 instruments. As at January 31, 2016, the derivative assets and derivative liabilities were valued at $nil and $nil, respectively. We determine the valuation of these derivatives and the related securities based on market-standard models we use to model the specific collateral composition and cash flow structure of the related deal.

We have not applied another reasonably possible alternative assumption to the significant Level 3 categories of private equity investments and merchant banking securities, as the net asset values are provided by the investment or fund managers.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2016.

During the three months ended January 31, 2016, $12 million of trading securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2016, $22 million of trading securities, and $215 million of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

48 BMO Financial Group First Quarter Report 2016

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2016, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended January 31, 2016	Balance October 31, 2015	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2016	Change in unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	98	-	7	-	-	-	-	-	105	-
Corporate debt	243	-	17	-	-	(51)	-	-	209	-
Total trading securities	341	-	24	-	-	(51)	-	-	314	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	1	-	-	-	-	-	2	na
Corporate debt	6	-	-	-	-	(1)	-	-	5	na
Corporate equity	1,251	4	81	21	(37)	-	-	-	1,320	na
Total available-for-sale securities	1,258	4	82	21	(37)	(1)	-	-	1,327	na
Other Securities	365	(17)	21	15	(21)	-	-	-	363	(16)
Derivative Assets
Credit default swaps	1	(1)	-	-	-	-	-	-	-	(1)
Derivative Liabilities
Credit default swaps	-	-	-	-	-	-	-	-	-	-

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on January 31, 2016 are included in earnings in the period.
(3)	Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

Note 11: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2016. Our capital position as at January 31, 2016 is detailed in the Capital Management section on pages 13 to 14 of Management’s Discussion and Analysis of the First Quarter 2016 Report to Shareholders.

BMO Financial Group First Quarter Report 2016 49

Note 12: Employee Compensation

Stock Options

During the three months ended January 31, 2016, we granted a total of 754,714 stock options (641,875 stock options during the three months ended January 31, 2015). The weighted-average fair value of options granted during the three months ended January 31, 2016 was $7.60 per option ($7.45 per option for the three months ended January 31, 2015).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2016	January 31, 2015
Expected dividend yield	5.5%	4.7%
Expected share price volatility	19.8% - 20.0%	16.9%-17.0%
Risk-free rate of return	1.3% - 1.4%	1.9%-2.0%
Expected period until exercise (in years)	6.5 - 7.0	6.5-7.0
Exercise price ($)	77.23	78.09

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2016	January 31, 2015	January 31, 2016	January 31, 2015
Benefits earned by employees	70	70	6	7
Net interest (income) expense on net defined benefit (asset) liability	(2)	(1)	13	13
Administrative expenses	1	1	-	-
Benefits expense	69	70	19	20
Canada and Quebec pension plan expense	19	21	-	-
Defined contribution expense	29	27	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	117	118	19	20

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 13: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2016	January 31, 2015
Net income attributable to bank shareholders	1,060	986
Dividends on preferred shares	(41)	(33)
Net income available to common shareholders	1,019	953
Average number of common shares outstanding (in thousands)	642,978	648,325
Basic earnings per share (Canadian $)	1.59	1.47

Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	1,019	953
Stock options potentially exercisable (1)	8,530	10,215
Common shares potentially repurchased	(6,571)	(7,545)
Average diluted number of common shares outstanding (in thousands)	644,937	650,995
Diluted earnings per share (Canadian $)	1.58	1.46

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,165,722 with a weighted-average exercise price of $149.58 for the three months ended January 31, 2016 (1,360,149 with a weighted-average exercise price of $232.33 for the three months ended January 31, 2015) as the average share price for the period did not exceed the exercise price.

50 BMO Financial Group First Quarter Report 2016

Note 14: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

Corporate Services results in prior periods reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results from prior periods have been reclassified. For additional information refer to Note 27 of the consolidated financial statements for the year ended October 31, 2015 on pages 194 to 195 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,254	877	149	429	(229)	2,480
Non-interest revenue	471	262	1,288	591	(17)	2,595
Total Revenue	1,725	1,139	1,437	1,020	(246)	5,075
Provision for credit losses	140	65	2	8	(32)	183
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	366	-	-	366
Amortization	66	97	60	24	-	247
Non-interest expense	806	633	817	637	130	3,023
Income before taxes and non-controlling interest in subsidiaries	713	344	192	351	(344)	1,256
Provision for income taxes	184	93	44	91	(224)	188
Reported net income	529	251	148	260	(120)	1,068
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	529	251	147	260	(127)	1,060
Average Assets	203,855	104,642	30,548	311,775	63,209	714,029

For the three months ended January 31, 2015	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,185	682	144	388	(234)	2,165
Non-interest revenue	443	179	1,638	532	98	2,890
Total Revenue	1,628	861	1,782	920	(136)	5,055
Provision for credit losses	132	40	2	9	(20)	163
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	747	-	-	747
Amortization	56	53	58	21	-	188
Non-interest expense	779	508	770	602	159	2,818
Income before taxes and non- controlling interest in subsidiaries	661	260	205	288	(275)	1,139
Provision for income taxes	158	68	46	68	(201)	139
Reported net income	503	192	159	220	(74)	1,000
Non-controlling interest in subsidiaries	-	-	-	-	14	14
Net Income attributable to bank shareholders	503	192	159	220	(88)	986
Average Assets	194,687	84,695	27,813	287,265	56,453	650,913

(1)	Corporate Services includes Technology and Operations.

  Revenue is presented on a taxable equivalent basis (“teb”) at the operating group level. This basis increases reported revenues and the reported provision for income taxes that would increase   revenues on certain tax-exempt items to a level that incurs tax at the statutory rate with the offset to Corporate Services revenue and provision for income taxes.

BMO Financial Group First Quarter Report 2016 51

Note 15: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 105-110 of our 2015 Annual Report.

(Canadian $ in millions)									January 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	38,116	-	-	-	-	-	-	-	845	38,961
Interest bearing deposits with banks	5,388	1,606	355	77	6	1	-	-	-	7,433
Securities
Trading	1,393	2,382	3,353	2,015	4,453	6,013	5,880	14,353	35,646	75,488
Available-for-sale	1,241	837	515	2,559	1,732	4,027	21,286	18,643	1,481	52,321
Held-to-maturity	-	358	290	315	-	1,313	3,074	3,975	-	9,325
Other	-	-	-	-	4	7	73	-	1,283	1,367
Total securities	2,634	3,577	4,158	4,889	6,189	11,360	30,313	36,971	38,410	138,501
Securities borrowed or purchased under resale agreements	58,068	19,580	4,745	988	222	-	-	-	-	83,603
Loans
Residential mortgages	1,395	2,158	4,417	4,345	3,039	17,913	63,481	10,278	-	107,026
Consumer instalment and other personal	509	826	1,299	1,390	954	3,647	25,101	8,775	23,385	65,886
Credit cards	-	-	-	-	-	-	-	-	7,896	7,896
Businesses and governments	10,205	6,947	6,621	5,077	16,791	17,734	59,119	10,941	32,706	166,141
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,951)	(1,951)
Total loans, net of allowance	12,109	9,931	12,337	10,812	20,784	39,294	147,701	29,994	62,036	344,998
Total other assets
Derivative instruments	2,876	4,826	2,855	1,486	1,985	6,263	12,137	16,805	-	49,233
Customers’ liability under acceptances	8,897	2,366	82	-	-	-	-	-	-	11,345
Other	1,356	265	131	12	3	-	9	4,442	19,001	25,219
Total other assets	13,129	7,457	3,068	1,498	1,988	6,263	12,146	21,247	19,001	85,797
Total Assets	129,444	42,151	24,663	18,264	29,189	56,918	190,160	88,212	120,292	699,293

52 BMO Financial Group First Quarter Report 2016

(Canadian $ in millions)									January 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	13,629	7,896	2,198	1,161	473	100	-	-	6,912	32,369
Businesses and governments	27,324	31,231	31,062	7,806	12,590	14,345	27,582	11,512	118,901	282,353
Individuals	2,538	3,468	3,920	6,030	7,322	8,551	15,407	1,989	106,889	156,114
Total deposits	43,491	42,595	37,180	14,997	20,385	22,996	42,989	13,501	232,702	470,836
Other liabilities
Derivative instruments	2,574	3,355	5,110	1,767	3,109	7,769	13,598	15,337	-	52,619
Acceptances	8,897	2,366	82	-	-	-	-	-	-	11,345
Securities sold but not yet purchased	24,208	-	-	-	-	-	-	-	-	24,208
Securities lent or sold under repurchase agreements	46,917	2,653	24	76	-	-	-	-	-	49,670
Securitization and liabilities related to structured entities	441	34	2,595	337	1,714	2,708	8,984	4,476	-	21,289
Other	7,572	256	44	179	546	2,711	1,295	2,229	7,620	22,452
Total other liabilities	90,609	8,664	7,855	2,359	5,369	13,188	23,877	22,042	7,620	181,583
Subordinated debt	-	-	-	-	-	100	-	5,150	-	5,250
Total Equity	-	-	-	-	-	-	-	-	41,624	41,624
Total Liabilities and Equity	134,100	51,259	45,035	17,356	25,754	36,284	66,866	40,693	281,946	699,293
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)									January 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,283	2,976	6,072	5,555	15,707	16,128	68,899	2,366	-	118,986
Operating leases	31	62	93	92	89	335	736	695	-	2,133
Financial guarantee contracts (1)	5,409	-	-	-	-	-	-	-	-	5,409
Purchase obligations	54	104	162	156	156	375	267	121	-	1,395

  (1)    A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2016 53

(Canadian $ in millions)									October 31, 2015
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	39,438	-	-	-	-	-	-	-	857	40,295
Interest bearing deposits with banks	5,077	1,728	411	94	70	2	-	-	-	7,382
Securities
Trading	954	1,432	633	3,900	2,241	3,639	5,993	15,940	37,728	72,460
Available-for-sale	1,260	1,198	995	590	2,434	4,641	18,699	16,476	1,713	48,006
Held-to-maturity	66	96	367	311	318	658	3,721	3,895	-	9,432
Other	3	-	-	-	-	-	61	13	943	1,020
Total securities	2,283	2,726	1,995	4,801	4,993	8,938	28,474	36,324	40,384	130,918
Securities borrowed or purchased under resale agreements	44,959	17,564	4,400	714	389	40	-	-	-	68,066
Loans
Residential mortgages	1,189	2,022	4,014	4,758	4,567	17,807	61,913	9,648	-	105,918
Consumer instalment and other personal	475	619	1,334	1,509	1,513	3,844	23,578	9,228	23,498	65,598
Credit cards	-	-	-	-	-	-	-	-	7,980	7,980
Businesses and governments	6,406	8,895	5,929	6,482	16,426	16,118	45,541	8,203	31,076	145,076
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,855)	(1,855)
Total loans, net of allowance	8,070	11,536	11,277	12,749	22,506	37,769	131,032	27,079	60,699	322,717
Other Assets
Derivative instruments	3,611	2,862	1,043	1,827	752	4,961	9,591	13,591	-	38,238
Customers’ liability under acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Other	1,249	445	47	4	-	-	12	4,347	16,854	22,958
Total other assets	13,467	5,999	1,098	1,831	752	4,961	9,603	17,938	16,854	72,503
Total Assets	113,294	39,553	19,181	20,189	28,710	51,710	169,109	81,341	118,794	641,881

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

54 BMO Financial Group First Quarter Report 2016

(Canadian $ in millions)									October 31, 2015
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,188	5,618	2,917	966	1,172	101	-	-	6,173	27,135
Businesses and governments	22,866	39,848	22,135	7,498	10,962	14,497	27,112	10,891	107,809	263,618
Individuals	1,632	3,457	5,392	3,872	6,086	8,787	15,135	1,784	101,271	147,416
Total deposits	34,686	48,923	30,444	12,336	18,220	23,385	42,247	12,675	215,253	438,169
Other Liabilities
Derivative instruments	2,586	3,858	1,574	3,493	1,259	6,030	11,637	12,202	-	42,639
Acceptances	8,607	2,692	8	-	-	-	-	-	-	11,307
Securities sold but not yet purchased	21,226	-	-	-	-	-	-	-	-	21,226
Securities lent or sold under repurchase agreements	35,599	3,990	121	104	77	-	-	-	-	39,891
Securitization and liabilities related to structured entities	2	880	446	2,514	337	3,864	8,834	4,796	-	21,673
Other	8,148	319	30	15	185	1,071	3,181	2,201	7,497	22,647
Total other liabilities	76,168	11,739	2,179	6,126	1,858	10,965	23,652	19,199	7,497	159,383
Subordinated debt	-	-	-	-	-	100	-	4,316	-	4,416
Total Equity	-	-	-	-	-	-	-	-	39,913	39,913
Total Liabilities and Equity	110,854	60,662	32,623	18,462	20,078	34,450	65,899	36,190	262,663	641,881
(1)	Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)									October 31, 2015
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,815	6,651	3,994	5,946	6,549	15,542	63,885	2,319	-	106,701
Operating leases	29	60	89	88	87	328	721	675	-	2,077
Financial guarantee contracts (1)	6,081	-	-	-	-	-	-	-	-	6,081
Purchase obligations	54	103	153	160	154	467	302	127	-	1,520

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2016 55